EMPLOYMENT AGREEMENT

This Agreement made as of the 1st day of August, 2016.

BETWEEN:

ESSA PHARMACEUTICALS CORP.

(the “Company”)

AND:

PETER VIRSIK

(the “Employee”)

WITNESSES THAT WHEREAS:

A.                            The Employee will commence employment by the Company as the Company’s Executive Vice President and Chief Operating Officer (the “COO”) on August 1, 2016; and

B.                            The Company and the Employee have agreed to continue the employment of the Employee on the new terms and conditions hereinafter set forth.

THEREFORE in consideration of the recitals and the following representations and covenants, the sufficiency of which is acknowledged by each party, the parties agree on the following terms:

1.                             Employment

1.1                           The Company hereby agrees to employ the Employee in the position of COO of the Company and the Employee hereby agrees to accept such employment on the terms and conditions herein.

1.2                           The Employee shall report to the Chief Executive Officer (“CEO”) of ESSA Pharmaceuticals Corp. and shall perform the duties assigned to him from time to time by the CEO that are consistent with his position and are described in Schedule “A” attached hereto.

1.3                           Throughout the term of this Agreement, the Employee shall:

(a)	diligently, honestly and faithfully serve the Company and shall use his best efforts to promote and advance the interests and goodwill of the Company;
(b)	conduct himself at all times in a manner not prejudicial to the Company’s interests; and

(c)	subject to section 1.4, devote his full working time and attention to the business and affairs of the Company to fulfill his obligations hereunder

1.4                           Notwithstanding any other provision of this Agreement, nothing herein will prevent the Employee from rendering services with regard to Employee’s family trusts and Employee’s holding companies or to charitable or community service organizations, provided that such activities do not conflict or otherwise interfere with the Employee’s duties and responsibilities hereunder.

1.5                           The Employee acknowledges and agrees that he is a fiduciary of the Company and the Company’s affiliates and related companies that the Employee may provide duties to from time to time. Without in any way limiting the scope of the Employee’s fiduciary obligations to the Company, the Employee agrees that, at all times during the term of this Agreement, the Employee shall not engage in competition with the Company, its affiliates or subsidiaries, aid others in any unfair competition with the Company, its affiliates or subsidiaries, in any way breach the confidence that the Company has placed in the Employee, misappropriate any proprietary or confidential information of the Company, or misappropriate any corporate opportunities of the Company. The Employee acknowledges and agrees that the Employee’s execution of the Company’s standard Employee Invention Assignment, Confidentiality and Non-Competition Agreement, attached hereto as Exhibit A, shall be a condition of the Employee’s employment.

1.6                           The Employee acknowledges and agrees that he will at times work remotely and that his official primary work location will be the Company’s office in Houston, Texas. The Employee is required to travel as is reasonably necessary to fulfill the requirements of his position. The Employee agrees that at all times he will maintain the necessary lawful authority (permanent residency or applicable work permit or visa) to permit the Employee to discharge his duties under this Agreement primarily from the United States of America.

2.                             Term of Employment

2.1                           The Employee’s employment hereunder shall continue until terminated in accordance with the terms of section 4 of this Agreement.

3.                             Remuneration and Benefits

3.1                           Base Salary: During the currency of this Agreement, the Company shall pay to the Employee a salary of USD$365,000 per annum (“Base Salary”) in accordance with the regular payroll practices of the Company. The Base Salary shall be reviewed from time to time by the CEO and the Board of Directors (the “Board”) of ESSA Pharma Inc. (“ESSA Pharma”).

3.2                           Incentive Compensation. You will be eligible for an annual bonus of up to 40% of base salary, which will be paid on the basis of your performance over each calendar year, and no later than sixty (60) days after the end of each calendar year. Bonus eligibility and performance criteria shall be set at the sole discretion of the Board. You will need to be employed with the Company through the end of the calendar year in order to be eligible to receive the annual bonus.

3.3                           Stock Options. The Employee will be eligible to participate in ESSA Pharmas stock option plan (the “Plan”). It will be recommended to the Board that the Employee be granted the opportunity to purchase up to 300,000 shares of Common Stock (“Common Stock”) of ESSA Pharma (approximately 1% of current equity) at the fair market value of the Common Stock, as determined by the Board on the date the Board approves such grant, expiring 5 years after the date of issue (the “Options”). The Options shall vest over a period of three (3) years with 25% of the options cliff-vest on the one (1) year anniversary of the Effective date of the Employee’s employment and the remainder of the options vesting in equal monthly instalments thereafter over the next two (2) years, in all cases subject to the Employee’s continued employment with the Company. Any additional option grants shall be at the sole discretion of the Board.

All unvested options will automatically vest upon a Change in Control as defined in section 5.1 (subject to section 4.5).

The grant of the Options by ESSA Pharma is subject to the Board’s approval and this promise to recommend such approval is not a promise of compensation and is not intended to create any obligation on the part of ESSA Pharma or the Company. Subject to this Agreement, all stock options granted to the Employee, including the Options, shall vest, terminate, be exercisable and be subject to such other terms as set out in the form of the stock option agreement in use by the Company at the time of such grant and in accordance with the terms of the Plan for employees as it exists from time to time and subject to necessary regulatory and Board approval.

3.4                           Benefits. The Employee will be eligible to participate in the Company’s employee benefit plans, provided that such participation will be subject to all terms and conditions of such plans (including, without limitation, all waiting periods, eligibility requirements, contributions, exclusions or other similar conditions and limitations) at the Company’s cost.

3.5                           Reimbursement of Expenses. The Company shall reimburse the Employee for all reasonable expenses, actually and properly incurred by the Employee in the performance of his duties for the Company, including all expenses relating to travel by the Employee on behalf of the Company or any affiliates of the Company. The Employee shall furnish to the Company such statements, vouchers and other particulars of expenses as the Company may reasonably require. The Employee shall not be entitled to a general vehicle allowance.

3.6                           Vacation. The Employee shall be entitled to four (4) weeks paid vacation in each calendar year during the term of this Agreement. The timing of vacations shall be in accordance with the Company’s policies and practices for senior management personnel and with the Company’s needs.

3.7                           Other. The Company shall pay for the cost of the Employee to have a cellular phone for business purposes and will otherwise provide normal working equipment for the Employee’s use in discharging his duties. If deemed necessary by the CEO, the Company will provide a stipend to be used by the Employee to lease an apartment in Houston, Texas, not to exceed $2,500 monthly.

3.8                           Statutory Deductions. The Company shall have the right to deduct and withhold from the Employee’s compensation any amounts required to be deducted and remitted under applicable provincial, state or federal laws.

4.                             Termination

4.1                           For the purposes of this Agreement, “Cause” means (i) a determination by the Board that the Employee’s performance is unsatisfactory; (ii) conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude; (iii) engaging in an act of gross negligence or willful misconduct in the performance of the Employee’s employment obligations and duties, (iv) committing an act of fraud against, material misconduct or willful misappropriation of property belonging to the Company; (v) engaging in any other misconduct that has had or will have an adverse effect on the Company’s reputation or business; (vi) the Employee’s breach of the Employee Invention Assignment, Confidentiality and Non-Competition Agreement or other unauthorized misuse of the Company’s trade secrets or proprietary information.

4.2                           The Company may terminate the Employee’s employment under this Agreement at any time for Cause. If this Agreement and the Employee’s employment are terminated for Cause, no notice, salary, compensation, benefits, allowances or pay in lieu of notice shall be paid or payable to the Employee after or as a result of such termination other than the Base Salary to the effective date of such termination.

4.3                           The Company may terminate the Employee’s employment under this Agreement without Cause at any time by providing the Employee with, if not theretofore paid, the amount of the Employee's accrued and unpaid Base Salary and vacation pay for the period to and including the effective date of termination; and notice of termination or pay in lieu of such notice of termination equal to:

(a)	180 days of notice if notice is given in the first year of employment; and
(b)	One year of notice if notice is given after the first year of employment

(the “Notice Period”).

At the time that the Company provides notice of termination to the Employee pursuant to this section or at any time during the applicable Notice Period, the Company shall have the right to elect to pay the Employee a lump sum payment equal to the Base Salary payable during the Notice Period or such proportion of the Notice Period that remains outstanding at the time of the Company’s election, and all other benefits and entitlements shall terminate as of the date of such election.

In addition, if the Employee is participating in the Company’s group health insurance plans on the date of the termination, and timely elects to continue such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or, if applicable, comparable state or local insurance laws (“COBRA”), then the company will pay, directly to the COBRA carrier, as and when due, the COBRA premiums necessary to continue such health insurance converage for the Employee and his eligible dependents until the earliest of: (i) the first 6 or 12 months, as may be applicable, following the Employee’s separation from service, (ii) the expiration of eligibility for COBRA coverage, or (iii) the date when the Employee or his dependents become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment.

The Employee’s right to notice, or pay in lieu of notice, and the other payments and benefits in this Section 4.3 are expressly contingent on the Employee’s execution of a general release of claims in favor of the Company and its affiliated entities, in a form approved by the Company, and the Employee’s satisfaction of all conditions to make the release effective pursuant to its terms.

4.4                           If the Employee desires to terminate the employment relationship without Cause, the Employee agrees that the Employee shall make reasonable efforts to provide at least 14 calendar days’ prior written notice to the Company.

4.5                           If the Employee resigns from employment for any reason or the Employee’s employment is terminated with Cause or without Cause, options will cease to vest as of the date that notice of termination is given or received by the Employee. All vested options will expire three months after the Company provides notice of termination for any reason and one year after the Employee provides notice of termination for any reason.

4.6                           The Employee acknowledges and agrees that unless otherwise expressly agreed in writing between the Employee and the Company, the Employee shall not be entitled, by reason of his employment with the Company or by reason of any termination of such employment, however so arising, to any remuneration, compensation or other benefits other than as expressly provided for in this Agreement.

5.                             Change of Control

5.1                           Definitions. For the purposes of this Agreement, "Change in Control" means situations where after giving effect to the contemplated transaction and as a result of such transaction: (i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company; or (ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor; in either case where such Person or combination of Persons did not previously hold a sufficient number of voting shares to materially affect control of the Company or its successor and, in the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company; or (iii) there is a sale of substantially all of the assets of the Company; or (iv) the Company enters into a merger, reverse-merger, amalgamation, arrangement, consolidation or other form of business combination, share exchange, reorganization, recapitalization, transfer or other similar transaction with another Person (whether or not the Company is the surviving entity) and as a result of such transaction (a) the members of the board of directors immediately prior to such transaction constitute less than a majority of the members of the board of directors of the Company or such surviving entity immediately following such transaction or (b) the Persons that beneficially owned, directly or indirectly, the voting shares of the Company immediately prior to such transaction cease to beneficially own, directly or indirectly, voting shares of the Company representing at least a majority of the total voting power of all outstanding classes of voting shares of the surviving entity immediately following such transaction.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

5.2                           Continuation of Employment Following a Change in Control. Upon a Change in Control, the Company agrees to continue the Employee in its employ, in accordance with the terms and provisions of this Agreement, on the same terms and conditions which were in effect immediately prior to the Change in Control or on such other terms as may be subsequently agreed upon in writing between the Company and the Employee. Upon a Change in Control, the provisions of this section and section 5.3 shall become operative.

5.3                           Obligations of the Company upon Termination. If the Employee’s employment is terminated by the Company at any time within a eighteen (18) month period following a Change of Control, other than for Cause, then:

(a)	the Company shall continue to pay the Employee the then-current base salary for the eighteen (18) months following the Employee’s termination on the Company’s normal payroll schedule . In addition, the Company shall pay a lump sum payment to the Employee within 10 days of the termination equal to:
(i)	if not theretofore paid, the amount of the Employee's accrued and unpaid Base Salary and vacation pay for the period to and including the effective date of termination; and
(b)	all unvested Options shall vest upon the effective date of that termination and any unexercised portion of such Options will thereafter be exercisable by the Employee for the remaining term to expiry for such Options (being the original term of the Options at the time of grant).
(c)	if the Employee is participating in the Company’s group health insurance plans on the date of the termination, and timely elects to continue such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or, if applicable, comparable state or local insurance laws (“COBRA”), then the company will pay, directly to the COBRA carrier, as and when due, the COBRA premiums necessary to continue such health insurance converage for the Employee and his eligible dependents until the earliest of: (i) the first 18 months following the Employee’s separation from service, (ii) the expiration of eligibility for COBRA coverage, or (iii) the date when the Employee or his dependents become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment.

6.                             Restrictions on Competition and Solicitation

6.1                           The Employee covenants and agrees with the Company that the Employee will not, without the prior written consent of the Board, at any time within a period of six (6) months following the termination of the Employee’s employment with the Company for any reason, either individually or in partnership or in conjunction with any person, whether as principal, agent, shareholder, director, officer, employee, investor, or in any other manner whatsoever, directly or indirectly, advise, manage, carry on, be engaged in, own or lend money to, permit the Employee’s name or any part thereof to be used or employed by any person managing, carrying on or engaged in the business of developing and marketing for sale drugs to provide recurrent prostate cancer patients the potential for significant increases in progression-free survival. Nothing in this section 6.1 shall prevent the Employee from acquiring or holding not more than 1% of the shares of a company whose shares are listed on a public stock exchange.

6.2                          The Employee shall not, for a period of six (6) months following the termination of the Employee’s employment for any reason, without the prior written consent of the Board, for his account or jointly with another, either directly or indirectly, for or on behalf of himself or any individual, partnership, corporation or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, or attempt to solicit, influence, entice or induce:

(a)	any person who is employed by the Company or any affiliated company to leave such employment; or
(b)	any person, firm or corporation whatsoever, who or which has at any time in the last two (2) years of the Employee's employment with the Company or any predecessor of the Company, been a customer of the Company, any affiliated company, or of any of their respective predecessors, provided that this subsection shall not prohibit the Employee from soliciting business from any such customer if the business is in no way similar to the business carried on by the Company, an affiliated company, any of their respective predecessors, subsidiaries or associates, to cease its relationship with the Company or any affiliated company.

6.3                           The Employee acknowledges that, in connection with the Employee’s employment by the Company, the Employee will receive or will become eligible to receive substantial benefits and compensation. The Employee acknowledges that the Employee’s employment by the Company and all compensation and benefits and potential compensation and benefits to the Employee from such employment will be conferred by the Company upon the Employee only because and on condition of the Employee’s willingness to commit the Employee’s best efforts and loyalty to the Company, including protecting the Company’s right to have its Confidential Information protected from disclosure by the Employee and abiding by the confidentiality and other provisions herein and the Employee Invention Assignment, Confidentiality and Non-Competition Agreement. The Employee understands the Employee’s duties and obligations as set forth in sections 6.1 and 6.2 and agrees that such duties and obligations would not unduly restrict or curtail the Employee’s legitimate efforts to earn a livelihood following any termination of the Employee’s employment with the Company. The Employee agrees that the restrictions contained in sections 6.1 and 6.2 are reasonable and valid. The Employee further acknowledges and agrees that the Company shall be entitled to any appropriate legal, equitable, or other remedy, including injunctive relief, in respect of any failure or continuing failure of the Employee to comply with the provisions of sections 6.1 or 6.2.

7.                             Representations and Warranties

7.1 The Employee represents and warrants to the Company that the execution and performance of this Agreement will not result in or constitute a default, breach, or violation, or an event that, with notice or lapse of time or both, would be a default, breach, or violation, of any understanding, agreement or commitment, written or oral, express or implied, to which the Employee is a party or by which the Employee or the Employee’s property is bound.

8.                             General

8.1                           Waiver. No consent or waiver, express or implied, by any party to this Agreement or any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party’s performance or in the terms, covenants or conditions of this Agreement. The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party’s right to assert such claim at any time thereafter.

8.2                           Survival. The provisions of section 5 and 6 shall survive the termination of this Agreement.

8.3                           Notices. Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or mailed by registered mail, postage prepaid if to the Company to, ESSA Pharma Inc., Suite 720 - 999 West Broadway, Vancouver, BC, Canada, V5Z 1K5, and and if to the Employee to the home address of the Employee on the Company’s records. Any notice shall be deemed to have been received if delivered, when delivered, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof. If normal mail service is interrupted the sender shall deliver such notice in order to ensure prompt receipt thereof. A party may change its address for service by notice in writing to the other party.

8.4                           Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Texas, without giving effect to any principles of conflict of laws that would lead to the application of the laws of another jurisdiction, and the federal laws of the United States of America applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the non-exclusive jurisdiction of the courts of Houston, Texas.

8.5                           Severability. If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

8.6                           Entire Agreement. This Agreement constitutes the entire Agreement between the parties hereto and there are no representations or warranties, express or implied, statutory or otherwise other than as set forth in this Agreement and there are no Agreements collateral hereto other than as are expressly set forth or referred to herein. This Agreement supersedes any prior agreements, written or oral in respect of the Employee’s employment with the Company. This Agreement cannot be amended or supplemented except by a written Agreement executed by all parties hereto.

8.7                           Counterpart. This Agreement may be executed in counterparts and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

8.8                           Independent Legal Advice. The Employee acknowledges that this Agreement has been prepared by counsel for the Company, and acknowledges that the Employee has had sufficient time to review this Agreement thoroughly, that he has read and understood the terms of this Agreement and that the Employee has been given the opportunity to obtain independent legal advice concerning the interpretation and effect of this Agreement prior to its execution.

[The remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first written above.

ESSA PHARMACEUTICALS CORP.
Per:
Authorized Signatory

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
Witness
PETER VIRSIK
Name

Address

Occupation Page 10 of 12

Schedule “A”

General Description:

In this position you will report to the President and Chief Executive Officer. In collaboration with the senior management team you will be responsible for:

1.	Contributing to setting the strategic direction of the companies assets;
2.	Develop strategies to strengthen current relationships and establish opportunities with industry partners;
3.	Task with meeting with additional investors and potential partnering opportunities.

Responsibilities:

•	Provides leadership to execute a deal strategy that will allow the company to fulfill its scientific mission and build shareholder value;
•	Assumes full management responsibility for the company’s deal making;
•	Contributes to the company's strategic business development plan and build on initiatives currently underway;
•	Develops and secure new business opportunities through identification, outreach and follow-ups with high potential partners;
•	Actively participates in future fund-raising activities for the company;
•	Contributes to the development and implementation of corporate strategy;
•	Partners closely with the executive team to implement the strategic business development plan;
•	Provides managerial guidance to the company’s product development staff as needed;
•	Forges strong and ongoing relationships with key opinion leaders and industry;
•	In collaboration with the CEO, CFO and CMO provides managerial guidance to the company’s general and administrative functions.

Exhibit A

Employee Invention Assignment, Confidentiality and Non-Competition Agreement